Exhibit 99.2
Cenovus Energy Inc.
Annual Meeting of Shareholders May 6, 2026
Report of Voting Results
(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on May 6, 2026, by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2026 Management Information Circular dated March 10, 2026, which is available at cenovus.com.
1.Appointment of Auditor: PricewaterhouseCoopers LLP, Chartered Professional Accountants, was reappointed as auditor of the Corporation.

Votes for		Votes withheld
Number	Percent	Number	Percent
1,558,110,600	99.67%	5,190,808	0.33%

2.Election of Directors - Each of the following 14 nominees proposed by management was elected a director of the Corporation:

Nominee    Votes for    Votes against

	Number	Percent	Number	Percent
Stephen E. Bradley	1,526,839,294	99.35%	9,993,562	0.65%
Keith M. Casey	1,528,246,025	99.44%	8,586,832	0.56%
Michael J. Crothers	1,524,369,815	99.19%	12,463,039	0.81%
James D. Girgulis	1,528,040,383	99.43%	8,792,472	0.57%
Jane E. Kinney	1,526,781,485	99.35%	10,051,373	0.65%
Eva L. Kwok	1,521,239,183	98.99%	15,592,503	1.01%
Melanie A. Little	1,527,995,948	99.42%	8,836,911	0.58%
Richard J. Marcogliese	1,507,665,690	98.10%	29,167,165	1.90%
Chana L. Martineau	1,523,965,291	99.16%	12,867,564	0.84%
Jonathan M. McKenzie	1,527,021,438	99.36%	9,811,418	0.64%
Claude Mongeau	1,499,987,611	97.60%	36,845,243	2.40%
Alexander J. Pourbaix	1,508,315,268	98.14%	28,517,586	1.86%
Frank J. Sixt	1,464,348,067	95.28%	72,484,787	4.72%
Rhonda I. Zygocki	1,511,533,980	98.35%	25,298,875	1.65%

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation:
An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes for		Votes against
Number	Percent	Number	Percent
1,496,668,184	97.39%	40,164,666	2.61%